Filed by Expedia, Inc.

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933

Subject Company: Expedia, Inc.

Commission File No. 000-27429

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on the proposed transaction between USA and Expedia and/or on our business, financial condition or results of operations. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements: (1) the risk that Expedia’s business will not be integrated successfully; (2) costs related to the proposed transaction; (3) material adverse changes in economic conditions generally or in our markets or industries; (4) future regulatory and legislative actions and conditions affecting our operating areas; (5) competition from others; (6) successful integration of our divisions’ management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to expand into and successfully operate in foreign markets; (10) obtaining and retaining skilled workers and key executives; (11) acts of terrorism; and (12) war or political instability. In addition, investors should consider the other information contained in or incorporated by reference into Expedia’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K for the fiscal year ended 2001, especially in the Management’s Discussion and Analysis section, our most recent Quarterly Report on Form 10-Q and our Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this press release to reflect circumstances existing after the date of this press release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, USA Interactive and Expedia will file a proxy and information statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the proxy and information statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy and information statement/prospectus (when it is available) and other documents containing information about USA Interactive and Expedia, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of USA Interactive’s filings may be obtained by directing a request to USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Expedia’s filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations.

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[The following document was circulated by Expedia to employees of Expedia via electronic mail on March 19, 2003.]

Attached is a Q&A which is intended to answer basic questions about how this affects Expedia employees. More detailed information will also be sent out within the next week.

Employee Q&A: USAI/Expedia Merger

March 19, 2003

General about the deal

Is this an offer or is this an actual agreement?

This is an actual agreement that has been agreed to and executed by USA and Expedia.

How is this different from what was announced last June?

This is different in many ways. In the announcement last June, USA said it intended to make an exchange offer for Expedia. That offer was never made. In this case, a friendly merger agreement was negotiated with the special committee of Expedia’s board, the agreement was recommended for approval by the committee and our board has approved the merger agreement.

Why was there no advance notice this time? Last time, a potential offer was announced in advance of an agreement and the special committee had the ability to gather information for their recommendation, why didn’t (or did?) that process happen this time around?

This process was very customary for this type of deal – where negotiations lead to an offer and agreement happened before public disclosure. The special committee was able to conduct due diligence, negotiate the transaction and make its recommendation based on a substantial amount of information.

Is there a chance that this will not go through?

The conditions to consummation of the deal are limited. The deal is anticipated to close in early August.

I thought the deal went away in October, why is this happening now?

In October, USA decided not to propose the offer it had announced in June that it planned to make. This is a new agreement and substantially more valuable deal for Expedia shareholders, which the special committee has since reviewed and made the recommendation to accept.

What happens to our Board of Directors after the deal closes?

As a wholly owned subsidiary of USA, Expedia will have no need for an independent board.

What can I tell others about this deal?

The information in the press release is essentially all that can be shared by you publicly. Please refer media calls to expepr@expedia.com and investor or analyst calls to investor@expedia.com. You can always contact the PR team: expepr@expedia.com – to get a better sense of what can be shared.

General about Expedia

Will our name change?

No, our company name will remain Expedia, Inc.

What will happen to our websites and brands?

Expedia will continue to operate its business, including its websites, under its current brands.

Will we continue to be based in Bellevue? What about our other locations? Will any of the locations be consolidated to be with other USA divisions?

There are no plans to relocate the company from Bellevue or its other locations.

Will we still be making solid investments in technology?

Yes, of course, a core strength of Expedia will continue to be our technology.

How will this affect our financial reporting?

Our financial reporting had already been consolidated with USA’s since we were majority owned by USA, but we will no longer file our financials directly with the SEC.

What will happen to Erik? What about other Expedia executives?

There are no changes planned with respect to Expedia management. Erik Blachford will still be moving into the position of President and CEO of Expedia on March 31, 2003 as planned, following the departure of Rich Barton.

Will any of the executives be leaving Expedia after this?

There are no changes planned at this time.

What will happen between Hotels.com and Expedia’s hotel business? Will they combine? Will they still compete? Will they be separate sites? Who will run them?

This transaction does not directly impact Hotels.com. They continue to be a majority-held public company. Expedia management will consult with USA going forward about the nature of its ongoing relationship with Hotels.com. No specific changes in this relationship are contemplated at this time.

Expedia Stock

Will there still be separate Expedia stock?

No, upon the close of the deal, all outstanding shares, options and warrants in Expedia will be exchanged into equivalent securities in USA pursuant to the exchange ratio. After that, Expedia stock will no longer exist.

What will happen to my stock options, warrants and/or restricted stock units? Will they be converted to USA securities at the same ratio as stock?

All vested and unvested outstanding options, warrants and restricted stock units would be converted into equivalent USA securities, according to the 1.93875 exchange ratio.

This would result in: (i) option, warrant and restricted stock unit vesting schedules remaining unchanged; (ii) each option, warrant and restricted stock unit being converted to a number of new options and warrants (for the acquiring company’s stock) equal to the exchange ratio; and (iii) the new option and warrant exercise prices being equal to the old option and warrant exercise prices, divided by the exchange ratio. Stated another way, each employee stock option and warrant will be converted 1.93875 USA options or warrants, with identical vesting and terms and with a strike price equal to the existing strike price divided by 1.93875.

What about stock purchased through the Expedia Stock Purchase Plan?

Stock that has already been purchased through the ESPP will be subject to the same exchange ratio.

Are there tax ramifications for Expedia employees?

The tax implications of this transaction will vary by country and type of security. We will provide more specifics in the next few weeks.

I am a new employee, still in the waiting period for new hire stock options. If my grant comes after the deal is closed or completed, will I be receiving Expedia stock options or USA stock options?

You will be receiving USA stock options, according to the same ratio.

Why would I want to own USA stock?

USA has a long history of delivering significant returns to its shareholders. Past performance is no guarantee of future performance, but we believe that USA is well positioned for future growth, especially with its significant investment in Expedia. We recommend checking out information on USA and their investment profile on their website: http://www.usanteractive.com/

Will we be granting USA options and restricted stock in the future?

While the actual programs moving forward are yet to be determined, we expect that equity compensation will continue to be an important part of the Expedia compensation program.

My Employment

Will anyone’s job be going away as a result of this deal?

Except in a very small number of instances, we expect the vast majority of Expedia employees will not be affected by this transaction. To the extent that there are exceptions, we will seek to find alternative positions within Expedia or USA which may match the person’s skills and experiences whenever possible. Cost efficiencies are not the driver of this transaction.

What happens to my hire date and service date?

They will remain the same even as we become a part of USA.

Compensation & Benefits

Will there be changes to my benefits?

There will be no changes to our benefits, except as part of our normal annual review to ensure that we have programs that are cost effective and competitive with the market. In the future, we may work with USA companies to see whether in some instances, we can take advantage of the larger employee base to gain the better rates and improved services that are often available only to very large companies.

What about our compensation and review processes?

We also expect that our compensation and review processes will remain the same moving forward, and that we will make changes in them as part of our competitive review of the market.

Immigration

I am currently on an H1B Visa, and am in the process of applying for a green card. Will this affect the immigration process I am currently going through? There may be changes in the immigration process; however, this will be determined on a case by case basis. Our immigration attorneys are working with us to determine the impact on each person’s individual situation, and we will communicate this as we have more information.

More Information

When will we be getting more information on how this will affect me? We will communicate more detailed information on stock and related areas (such as taxes) in the next week or so. Meetings will be scheduled at all major locations over the next few weeks as we get more information finalized.